FILED PURSUANT TO RULE 424 (B) (3)
REGISTRATION NO: 333-129651

WELLS TIMBERLAND REIT, INC.

SUPPLEMENT NO. 5 DATED OCTOBER 30, 2007

TO THE PROSPECTUS DATED APRIL 23, 2007

This document supplements, and should be read in conjunction with, our prospectus dated April 23, 2007 relating to our initial public offering of up to 85,000,000 shares of common stock. This Supplement No. 5 supersedes and replaces Supplement No. 1 dated May 25, 2007, Supplement No. 2 dated July 13, 2007, Supplement No. 3 dated August 10, 2007 and Supplement No. 4 dated August 23, 2007. Defined terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our initial public offering;

•	changes to the composition of our board of directors;

•	a clarification concerning our advisor’s obligation to maintain its initial investment in us;

•	a clarification regarding payments to the holder of the special units;

•	the acquisition of approximately 322,838 acres of timberland from a subsidiary of MeadWestvaco Corporation, including a summary of the financing of the acquisition;

•	the designation, issuance and sale of Series A preferred stock;

•	the limited waiver of the restrictions on ownership of our shares pursuant to our charter;

•	a clarification regarding the timing for our election to qualify as a REIT;

•	a clarification regarding our borrowing policies;

•	a clarification of our expectations regarding the payment of distributions to stockholders;

•	a clarification of our expectations regarding the availability of our share redemption plan;

•	additional federal income tax considerations of our status as a C corporation until such time as we may qualify to be taxed as a REIT; and

•	changes to the suitability standards for investors in the states of California, Iowa, Kansas, Michigan, Minnesota and Washington.

Status of Our Initial Public Offering

As of October 19, 2007, we had received aggregate gross offering proceeds, net of discounts, of approximately $22.0 million from the sale of approximately 2.37 million shares in our initial public offering. As of October 19, 2007, approximately 72.6 million shares remained available for sale to the public under our initial public offering, exclusive of shares available under our distribution reinvestment plan.

Changes to the Composition of Our Board of Directors

On June 22, 2007, we accepted the resignations of Leo F. Wells, III and Douglas P. Williams as directors. We had no disagreements with Messrs. Wells and Williams. Mr. Wells will continue to serve as our President, and Mr. Williams will continue to serve as our Executive Vice President, Secretary and Treasurer.

Also on June 22, 2007, following the acceptance of Messrs. Wells’ and Williams’ resignations, our board of directors reduced the size of our board of directors by one director, and elected Jess E. Jarratt to fill the remaining vacancy. Since March 2007, Mr. Jarratt has served as Senior Vice President of Wells Capital and as the President of Wells TIMO. For more information regarding Mr. Jarratt, see the section of our prospectus entitled “Management—Our Advisor.”

Our Advisor’s Initial Investment in Us

Our advisor will maintain its initial investment in us so long as it remains our advisor. In the event that our advisor ceases to be our advisor, it will sell its initial investment in us to the successor advisor.

Special Units

In the event of a termination of the advisory agreement (other than for “cause” as defined in the advisory agreement), the holder of the special units will receive a one time payment in the amount that would have been distributed with respect to the special units if Wells Timberland OP sold all of its real property assets for their then fair market values as determined by an appraisal and distributed the proceeds in accordance with the limited partnership agreement of Wells Timberland OP.

Acquisition of MeadWestvaco Timberland

On August 3, 2007, our subsidiary, Wells Timberland Acquisition, LLC, which we refer to as Wells Timberland Acquisition, entered into a contract with MeadWestvaco Coated Board, Inc., which we refer to as MeadWestvaco Subsidiary. MeadWestvaco Subsidiary is an unaffiliated third party and subsidiary of MeadWestvaco Corporation. Pursuant to the contract, we agreed to acquire all of the ownership interests in Timberlands II, LLC, a newly formed entity wholly owned by MeadWestvaco Subsidiary, which owned certain timberland and long-term leasehold interests, along with associated mineral rights and other related assets, which we refer to as the MeadWestvaco Timberland.

On October 9, 2007, MWV SPE, LLC, a newly formed and wholly owned subsidiary of Wells Timberland Acquisition, acquired 100% of the outstanding membership interests in Timberlands II, LLC, thereby acquiring the MeadWestvaco Timberland, for a purchase price of $400,000,000, exclusive of customary closing costs. The purchase price was paid by the delivery of a promissory note in the amount of $397,979,000, and the remaining portion of the purchase price was paid by delivery of cash. We previously deposited a non-refundable amount of $5,000,000 into an escrow account that was applied to the purchase price and closing costs.

The MeadWestvaco Timberland consists of approximately 228,108 acres of timberland owned in fee simple and long-term leasehold interests with varying remaining terms relating to the use and occupancy of another approximately 94,730 acres of timberland, all located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia. Of the estimated 11.8 million tons of merchantable timber inventory on the MeadWestvaco Timberland, approximately 6.7 million tons, or approximately 56%, is pine. The remaining merchantable timber contains various hardwood species. The MeadWestvaco Timberland contains plantations of different age classes ranging from one to 75 years. No significant mineral rights have been identified on the MeadWestvaco Timberland. We intend to enter into a higher-and-better use program for a portion of the MeadWestvaco Timberland in the future; however, we have not yet identified which portion of the MeadWestvaco Timberland will be included in this program. Based on the current condition of the MeadWestvaco Timberland, we do not anticipate significant capital expenditures for improvement or development of the MeadWestvaco Timberland at this time.

Our purchase of the MeadWestvaco Timberland was subject to the following two agreements, which we collectively refer to as the timber agreements: (1) a master stumpage agreement by and among Timberlands II, LLC, MeadWestvaco Subsidiary and Wells TRS Harvesting Operations, LLC, which we refer to as Wells TRS Harvesting, a wholly-owned subsidiary of Wells Timberland TRS, Inc., and (2) a fiber supply agreement by and among MeadWestvaco Subsidiary, MeadWestvaco Corporation and Wells TRS Harvesting. The master stumpage agreement provides that Timberlands II, LLC will sell specified amounts of timber and make available certain portions of the MeadWestvaco Timberland to Wells TRS Harvesting for harvesting at $0.10 per ton of qualifying timber purchased by MeadWestvco Subsidiary plus a portion of the gross proceeds received from

MeadWestvaco Subsidiary under the fiber supply agreement. The fiber supply agreement provides that MeadWestvaco Subsidiary will purchase specified amounts of timber, including pine pulpwood, hardwood pulpwood, chip-n-saw and pine sawlogs, from Wells TRS Harvesting at an initial price of $25.00 to $63.00 per ton of timber, depending upon the type of timber. The fiber supply agreement is subject to pricing adjustments after August 14, 2008. The initial term of the timber agreements is October 9, 2007 through December 31, 2032, subject to extension and early termination provisions. The timber agreements ensure a long-term source of supply of wood fiber products for MeadWestvaco Subsidiary in order to meet its paperboard and lumber production requirements at specified mills and provide Timberlands II, LLC with a reliable consumer for the wood products from the MeadWestvaco Timberland.

In connection with the timber agreements, on October 9, 2007, Timberlands II, LLC and Wells TRS Harvesting entered into a timberland operating agreement with Forest Resource Consultants, Inc., an unaffiliated third party, which we refer to as FRC. Pursuant to the terms of the operating agreement, Timberlands II, LLC retained FRC as a consultant to manage and operate the MeadWestvaco Timberland and the related timber operations, including ensuring delivery of timber to MeadWestvaco Subsidiary in compliance with the timber agreements. Wells TRS Harvesting retained FRC to act as its manager. In consideration for rendering the services described in the operating agreement, Timberlands II, LLC and Wells TRS Harvesting will pay FRC an annual base fee and an incentive fee equal to five percent of net revenues generated by the MeadWestvaco Timberland calculated before payment of fees to Wells TIMO, our external advisor, reimbursement fees, depletion or income taxes. Such fees may be reasonably allocated between Timberlands II, LLC and Wells TRS Harvesting based on the services rendered to each entity.

Financing

Wells Timberland Acquisition paid a portion of the purchase price for the MeadWestvaco Timberland by delivery of a purchase note in the aggregate principal amount of $397,979,000 and with a maturity date of October 9, 2027. Interest on the purchase note is payable quarterly and accrues at a LIBO rate plus .05%. The purchase note is supported by a standby letter of credit issued by Wachovia Bank, National Association, which we refer to as Wachovia Bank in the amount of $407,928,475. A reimbursement obligation owed by Wells Timberland Acquisition to Wachovia Bank with respect to such letter of credit is fully secured by a pledge of a deposit account at Wachovia Bank. The interest on the deposit account is intended to be sufficient to pay interest on the purchase note.

Wells Timberland Acquisition obtained funds to fund the deposit account and to pay transaction costs through a combination of (1) $372,000,000 of debt financing arranged by Wachovia Bank (discussed below), (2) $32,128,000 from the issuance and sale of 32,128 shares of our Series A preferred stock to Wells Real Estate Funds, Inc., which we refer to as Wells REF, the indirect parent company of Wells TIMO, and (3) $18,027,751 of funds raised through our initial public offering.

Wells Timberland Acquisition and Timberlands II, LLC, which we collectively refer to as the borrowers, entered into a debt financing arrangement with CoBank, ACB and Wachovia Bank on October 9, 2007. The debt financing includes two loans, which we refer to as the senior loan and the mezzanine loan, respectively.

The senior loan is a first mortgage loan in the amount of $212,000,000 for which CoBank, ACB is the administrative agent and collateral agent. The senior loan has a maturity date of September 9, 2010 and is secured by a first mortgage on the MeadWestvaco Timberland, a senior security interest in a revenue account controlled by CoBank, ACB, which will hold all revenue generated by the MeadWestvaco Timberland, and a second security interest in all funds raised through our initial public offering. The senior loan is also secured by a first priority lien on all other assets of the borrowers and Wells TRS Harvesting, including rights under the timber agreements. Finally, the senior loan is secured by the ownership interests in Wells TRS Harvesting.

The senior loan accrues interest at an adjustable rate based upon a one, two or three month LIBOR plus a margin that varies based upon the ratio of the amount of the senior loan to the value of collateral at the time of determination. Such rate would increase by 2% per year during the existence of an event of default. The senior loan may be voluntarily prepaid at any time, and is subject to mandatory prepayment from the proceeds of sales or other dispositions of timber and the MeadWestvaco Timberland and, after repayment of the mezzanine loan, from proceeds of our initial public offering. The credit agreement for the senior loan contains various affirmative and negative covenants customary for loans of this type, including a minimum debt service coverage ratio and a prohibition on the payment of dividends by us while the senior loan is outstanding. See “Risk Factors – The credit agreements for the senior loan and the mezzanine loan obtained by us in connection with the acquisition of the MeadWestvaco Timberland prohibit us from paying distributions or redeeming shares until we repay the loans in full.”

The mezzanine loan is a second mortgage loan in the amount of $160,000,000 for which Wachovia Bank is the administrative agent and collateral agent. The mezzanine loan has a maturity date of October 17, 2008 and is secured by a second mortgage in the MeadWestvaco Timberland, a second security interest in the revenue account, and a first security interest in all funds raised through our initial public offering prior to the repayment of the mezzanine loan. The mezzanine loan is also secured by a second priority lien on all other assets of the borrowers and Wells TRS Harvesting, including rights under the timber agreements. Finally, the mezzanine loan is secured by the ownership interests in the borrowers.

The mezzanine loan accrues interest at a fixed rate of 9% per year. Such rate would increase by 2% per year during the existence of an event of default. The mezzanine loan may be voluntarily prepaid at any time but requires payment of a prepayment fee that decreases from 9.45% to 0.65% of the amount prepaid during the term of the loan, depending upon the date of prepayment. The mezzanine loan is subject to mandatory reductions totaling $40,000,000 not later than February 29, 2008 and totaling $64,000,000 not later than April 30, 2008. Additionally, the mezzanine loan is subject to mandatory prepayment from the proceeds of our initial public offering and, after reduction of the senior loan to a 40% senior loan to collateral value ratio, from the proceeds of sales or other dispositions of timber and the MeadWestvaco Timberland. All such mandatory prepayments are subject to the prepayment fee described above. The credit agreement for the mezzanine loan contains covenants substantially identical to the credit agreement for the senior loan except that they apply only so long as the mezzanine loan is outstanding. See “Risk Factors—The credit agreements for the senior loan and the mezzanine loan obtained by us in connection with the acquisition of the MeadWestvaco Timberland prohibit us from paying distributions or redeeming shares until we repay the loans in full.”

We have guaranteed both the senior loan and the mezzanine loan, but on a limited basis that covers only losses incurred by CoBank, ACB or Wachovia Bank due to certain bad acts of the borrowers and related loan parties. The mezzanine loan is also fully guaranteed by Wells REF.

Risk Factors—Risks Associated with Debt Financing

The “Risk Factors—Risks Associated with Debt Financing” section of the prospectus is hereby supplemented by the following additional risk factors:

If we default on the terms of the mezzanine loan or the senior loan obtained by us in connection with the acquisition of the MeadWestvaco Timberland, stockholders who invest in us prior to the repayment of the mezzanine loan or the senior loan could lose some or all of their investment.

We borrowed approximately $160,000,000 to fund a portion of the purchase price of the MeadWestvaco Timberland in the form of a mezzanine loan, which we must repay on or before October 17, 2008. Additionally, we borrowed $212,000,000 in the form of a senior loan, which we must repay on or before September 9, 2010. The mezzanine loan is secured by, among other things, a first priority security interest in the funds raised in this offering. The senior loan is secured by, among other things, a second priority security interest in the funds raised in this offering. Our ability to repay the mezzanine loan and the senior loan is dependent upon our success in raising substantial funds pursuant to this offering. If the amount of proceeds we raise in this offering is less than the amount that we need to repay the mezzanine loan and the senior loan, respectively, when due, then we will be in default under the mezzanine loan or the senior loan, as the case may be. If we default on the mezzanine loan, the lenders for such loan will be entitled to all of the proceeds of our offering up to the amount of the mezzanine loan. If we default on the senior loan, the lenders for such loan will be entitled to all of the proceeds of our offering, after repayment of the mezzanine loan, up to the amount of the senior loan. If the lenders under either loan foreclose upon their security interest in a substantial amount of proceeds of our offering, our existing stockholders could lose some or all of their investment and it would be unlikely that we would be able to meet our investment objectives or to raise additional capital in this offering or otherwise in order to continue our operations.

The credit agreements for the senior loan and the mezzanine loan obtained by us in connection with the acquisition of the MeadWestvaco Timberland prohibit us from paying distributions or redeeming shares until we repay the loans in full.

The senior loan and the mezzanine loan each contain substantially identical restrictive covenants that prohibit us from declaring, setting aside funds for, or paying any dividend, distribution or other payment to our stockholders while the loan is outstanding. As a result, we will be unable to make any payments or distributions (or set aside funds for any payments or distributions) to our stockholders until both the mezzanine loan and the senior loan are repaid in full. The mezzanine loan has a maturity date of October 17, 2008, and the senior loan has a maturity date of September 9, 2010. Additionally, the credit agreements for the mezzanine loan and the senior loan prohibit us from redeeming our stockholders’ shares under our share redemption program until the loans are repaid in full. Unless we are able to renegotiate the terms of the credit agreements for the mezzanine loan and the senior loan prior to their full repayment, no stockholder will be able to redeem any shares under our share redemption plan until both the mezzanine loan and the senior loan are repaid in full, regardless of the period of time for which the stockholder has held the shares or the occurrence of a death or qualifying disability of the stockholder. Because distribution of at least 90% of REIT taxable income is one of the requirements for REIT qualification, we may not be able to qualify as a REIT until, among other things, both the mezzanine loan and the senior loan are repaid in full.

Designation, Issuance and Sale of Series A Preferred Stock

The “Description of Shares—Preferred Stock” section of the prospectus is hereby supplemented to disclose that we have classified 35,000 unissued shares of our preferred stock as “Series A Preferred Stock,” which we refer to as the Series A preferred stock, 32,128 shares of which have been issued to Wells REF.

At a meeting held on September 24, 2007, our board of directors unanimously approved the designation, issuance and sale of up to 35,000 shares of Series A preferred stock to Wells REF for the purchase price of $1,000 per share. On October 9, 2007, we issued 32,128 shares of Series A preferred stock to Wells REF for a total purchase price of $32,128,000. Dividends will accrue on the Series A preferred stock daily at a rate of 8.5% per year, subject to adjustments in the event of a stock dividend, split, combination or other similar recapitalization with respect to the Series A preferred stock. If declared by us and authorized by our board of directors, accruing dividends on the Series A preferred stock are payable on September 30, 2010 and on September 30 of each year thereafter. The Series A preferred stock is not convertible into shares of our common stock. If we are liquidated or dissolved, the holders of the Series A preferred stock are entitled to receive the issue price of $1,000 per share plus any accrued and unpaid dividends, whether or not declared, before any payment may be made to the holders of our common stock or any other class or series of our capital stock ranking junior on liquidation to the Series A preferred stock. Our charter does not require us to obtain the consent of the holders of the preferred stock for any corporate action, and the holders of the preferred stock do not have any voting rights or powers except with respect to (1) the creation of any class of capital stock senior to the Series A preferred stock, (2) an increase in the number of authorized shares of Series A preferred stock and (3) any amendment of the rights, preferences or privileges relating to the Series A preferred stock.

The shares of Series A preferred stock were sold to Wells REF without registration under the Securities Act of 1933, as amended, in reliance on the exemption from such registration requirements provided by such act for transactions not involving any public offering. As a result, the shares of Series A preferred stock are subject to restrictions on resale.

Risk Factors—Risks Related to Our Corporate Structure

The “Risk Factors—Risks Related to Our Corporate Structure” section of the prospectus is hereby supplemented by the following additional risk factor:

Our designation and issuance of preferred stock may limit proceeds payable to the holders of common stock in the event we are liquidated or dissolved prior to the redemption of the preferred stock.

We have issued, without stockholder approval, 32,128 shares of Series A preferred stock. If we are liquidated or dissolved, the holders of the preferred stock are entitled to receive the issue price of $1,000 per share plus any accrued and unpaid dividends, whether or not declared, before any payment may be made to the holders of our common stock. As a result, the amount of funds holders of our common stock would otherwise receive upon a liquidation or dissolution would be reduced in the event the Series A preferred shares had not been redeemed prior to such an event.

Waiver of Ownership Provisions of Charter

Our charter provides that unless exempted by our board of directors, no person may own more than 9.8% in value of the aggregate of our outstanding shares of capital stock, which we refer to as the aggregate ownership limit. Our charter also provides that our board of directors may, subject to certain conditions, exempt any person from the aggregate ownership limit, which we refer to as an excepted holder, by establishing a limitation on the excepted holder’s share ownership.

Pursuant to Wells REF’s purchase of 32,128 shares of our preferred stock, Wells REF currently owns in excess of 9.8% of the value of our aggregate outstanding capital stock. Our board has named Wells REF as an excepted holder and has limited Wells REF’s share ownership to 68% of the value of outstanding shares of our capital stock. At such level, we would not satisfy the REIT qualification requirement that five or fewer individuals not directly or indirectly own more than 50% (by value) of our stock.

Election of REIT Status

Pursuant to our charter, our board of directors has the authority to determine when and if it is in our best interest to elect for us to qualify for federal income tax treatment as a real estate investment trust, or a REIT. Our qualification as a REIT requires compliance with a number of tests imposed by the Internal Revenue Code, including requirements as to organization and ownership, distributions of our income, and the nature and diversification of our income and assets. As a result of the structure of the MeadWestvaco Timberland acquisition, including the installment note issued by MWV SPE, LLC to MeadWestvaco, we expect that we will not meet the requirements to qualify as a REIT for the taxable years ending December 31, 2007 and December 31, 2008. Accordingly, our board of directors has determined that it is unlikely that we will elect to be taxed as a REIT for the taxable years ending December 31, 2007 and December 31, 2008. The board of directors determined that it is in our best interest to potentially delay our election of REIT status because we may not otherwise have had the opportunity to acquire the MeadWestvaco Timberland under the acquisition terms required by MeadWestvaco Subsidiary if we were constrained by the need to elect REIT status for the taxable years ending 2007 and 2008. Our board of directors believes that the acquisition of the MeadWestvaco Timberland allows us to own and operate high quality, well managed and very significant timberland assets that may ultimately benefit our investment portfolio consistent with our investment objectives. For these reasons, the board of directors concluded that the potential for delay in our REIT status is warranted in view of the relative benefits of the MeadWestvaco Timberland acquisition and its potential benefit to stockholders.

We expect that our board of directors will elect for us to qualify as a REIT for the first taxable year in which (1) we would otherwise qualify to be taxed as a REIT and (2) we generate substantial taxable income such that REIT status would be in the best interest of our stockholders. As of the date of this supplement, we do not anticipate that we will elect to be taxed as a REIT until, at the earliest, our taxable year ending December 31, 2009. However, we cannot give any assurances that we will qualify to be taxed as a REIT in the future, and it is possible that we may engage in other timberland acquisition transactions in the future which will cause our board of directors to determine that it is in our best interest to further delay our REIT election. For a description of the requirements for election as a REIT, certain consequences of failure to qualify as a REIT and other federal income tax considerations, please see “Federal Income Tax Considerations.”

Borrowing Policies

In order to enable us to acquire the MeadWestvaco Timberland, our board of directors authorized us to enter into financing arrangements that allowed us to borrow, in the aggregate, up to 100% of the purchase price of the MeadWestvaco Timberland. In accordance with our charter, our board of directors, including a majority of our independent directors, determined that borrowing in excess of our general leverage limitation of 300% of our net assets was justified in connection with the MeadWestvaco Timberland transaction because of the significance of the portfolio acquired and our expectation that subsequent proceeds raised in this offering will enable us to significantly reduce our overall leverage over time. While the senior loan and the mezzanine loan we obtained in connection with the acquisition of the MeadWestvaco Timberland has increased our overall leverage ratio, the issuance and sale of $32,128,000 of preferred stock to Wells REF is not a borrowing for the purposes of calculating our leverage ratio. As a result of this transaction and the possibility that our board of directors may determine that it is in our best interest to pursue similarly leveraged timberland acquisitions in order to enable us to more quickly acquire a diversified portfolio of timberland properties, we are not able to anticipate with any degree of certainty what our leverage ratio will be for the foreseeable future. In accordance with our charter and as disclosed in the prospectus under “Business and Policies – Borrowing Policies,” if our board of directors, including a majority of our independent directors, approves any additional borrowings in excess of our leverage limitation, we will disclose such approval to our stockholders in our next quarterly report, along with an explanation for such excess. We currently anticipate that after we have raised at least $750 million of gross offering proceeds, our overall leverage will not exceed 40% of the fair market value of our assets.

Distribution Policies

As disclosed in the prospectus under “Description of Shares—Distributions,” the actual amount and timing of distributions we will pay to stockholders will be at the discretion of our board of directors and will depend upon a number of factors, including the timing of our investment of the net proceeds of this offering and our actual results of operations. However, as a result of the acquisition of the MeadWestvaco Timberland, we are currently prohibited from making any payments or distributions (or setting aside funds for any payments or distributions) to any of our stockholders until both the mezzanine loan and the senior loan we obtained in connection with the acquisition of the MeadWestvaco Timberland are repaid in full, although we may seek to renegotiate the terms of the credit agreements prior to their full repayment. We will seek to invest the proceeds of this offering in a manner that will allow us to achieve our investment objectives, including the objective of paying future distributions to stockholders. However, prospective investors should not invest in this offering in the event that they are seeking substantial cash distributions during the initial years of our operations. See “Risk Factors—Our Cash Distributions Are Not Guaranteed and May Fluctuate.”

Share Redemption Limitations

As disclosed in the prospectus under “Description of Shares—Share Redemption Plan,” our board of directors has adopted a share redemption plan that enables stockholders to sell their shares to us under limited certain circumstances as determined by our board of directors. However, as a result of the acquisition of the MeadWestvaco Timberland, we are prohibited from redeeming any of our stockholders’ shares under our share redemption plan until both the mezzanine loan and the senior loan we obtained in connection with the acquisition of the MeadWestvaco Timberland are repaid in full. We are currently in negotiations with CoBank, ACB and Wachovia Bank to amend the respective credit agreements to allow us to satisfy redemption requests sought within two years of the death or qualifying disability of a stockholder as described in the prospectus; however, we cannot assure you that we will successfully renegotiate these, or any terms of the credit agreements.

Federal Income Tax Considerations

As a result of the structure of our acquisition of the MeadWestvaco Timberland, we expect that we will not elect to be taxed as a REIT for at least the taxable years ended December 31, 2007 and December 31, 2008 and are not certain if or when we will qualify to be taxed as a REIT thereafter. Accordingly, we are subject to taxation as a corporation under the Internal Revenue Code until we qualify and elect to be taxed as a REIT. Prospective investors should consider the following information relating to federal tax consequences of an investment in our common stock.

Risk Factors—Federal Income Tax Risks

The “Risk Factors—Federal Income Tax Risks” section of the prospectus is hereby supplemented by the following additional risk factor:

Our determination to delay our election to be taxed as a REIT could result in adverse tax consequences to us and our stockholders.

We acquired the MeadWestvaco Timberland on October 9, 2007, and as of such date had not yet qualified as a REIT. The first day of the first taxable year in the future for which we qualify as a REIT is referred to as the “REIT Commencement Date.” If we have a net built-in gain in our assets as of the REIT Commencement Date and subsequently recognize gain on the disposition of any assets we hold at the REIT Commencement Date, then we will be subject to tax at the highest regular corporate rate during the 10-year period beginning on the REIT Commencement Date on the lesser of (A) the excess of the fair market value of the asset disposed of as of the REIT Commencement Date over our basis in the asset as of the REIT Commencement Date (the built-in gain with respect to that asset as of the REIT Commencement Date), (B) the amount of gain we would otherwise recognize on the disposition, or (C) the amount of net built-in gain in our assets as of the REIT Commencement Date not already recognized during the 10-year period. We would be subject to this tax liability even if we qualify and maintain our status as a REIT. Any recognized built-in gain will retain its character as ordinary income or capital gain and will be taken into account in determining REIT taxable income and our distribution requirement. Any tax on the recognized built-in gain will reduce REIT taxable income. If we elect REIT status in the future, we will have to determine whether we have a net built-in gain as of the REIT Commencement Date. If we do, we may choose not to sell assets we might otherwise sell during the 10-year period in which the built-in gain tax applies in order to avoid the built-in gain tax. The IRS has issued a private letter ruling to another REIT indicating that the built-in gain tax would not apply to sales of timber sold during the 10-year period following its conversion to a REIT. We are not entitled to rely on that ruling and have not requested our own IRS ruling.

In addition, to qualify as a REIT, we cannot have at the end of any REIT taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. While we do not expect that we will have any non-REIT earnings and profits, we will monitor our earnings and profits position to allow us to be in a position to satisfy this requirement if our board of directors determines that we should elect to be taxed as a REIT.

Federal Income Tax Considerations—Federal Income Taxation of the Company and its Stockholders

The “Federal Income Tax Considerations—Federal Income Taxation of the Company” section of the prospectus is hereby supplemented with the following information:

We currently expect that we will not elect to qualify as a REIT for the taxable years ending December 31, 2007 or December 31, 2008. Accordingly, prospective investors should not rely upon the opinion referenced in the prospectus of Alston & Bird LLP, our tax counsel in connection with this offering, regarding our qualification for taxation as a REIT, given that our method of operation relating to the MeadWestvaco Timberland will not allow us to meet the requirements for qualification and taxation as a REIT for the taxable years ending December 31, 2007 or December 31, 2008. We can give no assurances when we might elect and qualify to be taxed as a REIT.

For taxable years in which we are not taxed as a REIT, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate income tax rates. In such years, we will not be entitled to deduct our distributions, if any, to stockholders.

In addition, our acquisition of the MeadWestvaco Timberland occurred prior to the first day of the first taxable year for which we qualify as a REIT (the “REIT Commencement Date”). If we have a net built-in gain in our assets as of the REIT Commencement Date and subsequently recognize gain on the disposition of any assets we hold at the REIT Commencement Date, then we will be subject to tax at the highest regular corporate rate during the 10-year period beginning on the REIT Commencement Date on the lesser of (A) the excess of the fair market value of the asset as of the REIT Commencement Date over our basis in the asset as of the REIT Commencement Date (the built-in gain with respect to that asset as of the REIT Commencement Date), (B) the amount of gain we would otherwise recognize on the disposition, or (C) the amount of net built-in gain in our assets as of the REIT Commencement Date not already recognized during the 10-year period.

For taxable years in which we are not taxed as a REIT, any distributions to stockholders out of current or accumulated earnings and profits will be dividends. Dividends generally are taxable to individuals at preferential rates through 2010. Subject to certain limitations, corporate distributions may be eligible for the dividends received deduction. Gains recognized by Non-U.S. Stockholders upon the sale of our stock will not qualify for the exemption from federal income taxation for domestically controlled qualified investment entities in any year in which we do not qualify as a REIT.

Suitability Standards

The “Suitability Standards” section of the prospectus is hereby supplemented with the following special suitability standards:

Investors who reside in the state of California must have either (1) a net worth of at least $500,000 or (2) an annual gross income of at least $65,000 and a net worth of at least $250,000.

Investors who reside in the state of Iowa must have either (1) a net worth of at least $250,000 or (2) a net annual income of at least $70,000 and net worth of at least $70,000. In addition, investors from the state of Iowa may not invest more than 10% of their liquid net worth in us.

Investors who reside in the state of Kansas must have either (1) a net worth of at least $250,000 or (2) a net annual income of at least $70,000 and a net worth of at least $70,000. The state of Kansas recommends that your aggregate investment in us and similar direct participation investments should not exceed 10% of your liquid net worth, which is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

Investors who reside in the state of Michigan must have either (1) a net worth of at least $225,000 or (2) an annual gross income of $60,000 and a net worth of $60,000. In addition, investors from the state of Michigan may not invest more than 10% of their net worth in direct participation programs.

Investors who reside in the state of Minnesota must have either (1) a net worth of at least $250,000 or (2) annual gross income of at least $70,000 and a net worth of at least $70,000.

Investors who reside in the state of Washington must have either (1) a net worth of at least $250,000 or (2) a net annual income of at least $70,000 and a net worth of at least $70,000.